June 9, 2025

John Markovich
Chief Financial Officer
D-Wave Quantum Inc.
2650 East Bayshore Road
Palo Alto, CA 94303

       Re: D-Wave Quantum Inc.
           Registration Statement on Form S-3
           Filed June 3, 2025
           File No. 333-287747
Dear John Markovich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Mitchell Austin at 202-551-3574
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Christina C. Russo